Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 22, 2023, with respect to the combined financial statements of the Broadbean Business incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of Veritone, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, rights, and units.

/s/ Ernst & Young LLP
Chicago, Illinois

June 12, 2024